UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

☒	For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission File Number 1-8501

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
101 North Wacker Drive, Chicago, Illinois 60606

HARTMARX CORPORATION
101 North Wacker Drive, Chicago, Illinois 60606

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

INDEX TO ANNUAL REPORT ON FORM 11-K

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements and Supplemental Schedule	2

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
  the Hartmarx Savings Investment and Stock Ownership Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the Hartmarx Savings Investment and Stock Ownership Plan ("the Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 25, 2008

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments, at fair value (Note 5):
Vanguard mutual funds	$58,753,654	$57,545,549
Hartmarx Corporation common stock	6,464,903	15,177,419
Vanguard Retirement Savings Trust	6,278,086	6,815,689
Loans to participants	897,511	849,809

Total Investments	72,394,154	80,388,466

Due from Hartmarx Corporation:
Participant contributions	329,842	325,232
Employer contributions	101,108	100,700
Participant loan repayments	29,835	33,366
Accrued investment income	190	294

Total Assets	72,855,129	80,848,058

LIABILITIES:
Accounts payable for purchases of investments	--	3,464
Accrued administrative expenses	20,306	--

Total Liabilities	20,306	3,464

NET ASSETS AVAILABLE FOR BENEFITS	$72,834,823	$80,844,594

See accompanying notes to financial statements.

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Investment income:
Mutual Funds –
Net appreciation	$1,384,004	$4,167,279
Dividends	3,063,783	2,497,150
Total investment income from mutual funds	4,447,787	6,664,429

Hartmarx Corporation common stock –
Net depreciation	(6,503,379)	(1,308,124)

Other investment income –
Interest income from Vanguard Retirement
Savings Trust	297,097	290,367
Interest income from participant loans	66,891	49,509
Total other investment income	363,988	339,876

Total investment (loss) income	(1,691,604)	5,696,181

Contributions (Note 8)	5,290,398	5,940,022

Total contributions and investment income	3,598,794	11,636,203

Distributions to participants	(11,512,339)	(7,454,553)
Administrative expenses	(96,226)	(3,115)

Total distributions and expenses	(11,608,565)	(7,457,668)

Net (decrease) increase in net assets
available for benefits	(8,009,771)	4,178,535

Net assets available for benefits:

Beginning of year	80,844,594	76,666,059

End of year	$72,834,823	$80,844,594

See accompanying notes to financial statements.

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 1 – Plan Description:

The Hartmarx Savings Investment and Stock Ownership Plan (the “Plan”) is a defined contribution pension plan available to employees of Hartmarx Corporation (“Hartmarx”) and certain subsidiary and affiliated companies in the United States (collectively with Hartmarx, the “Employers”) meeting specified requirements as to length of service (1 year) and age and who are not included in a collective bargaining unit having a labor agreement providing retirement benefits.  Eligible employees who elected to participate in the Plan before April 1, 2004 also automatically participated in the Hartmarx Retirement Income Plan, a noncontributory defined benefit pension plan.  Eligible employees hired after March 31, 2003 who elected to participate in the Plan are not eligible to participate in the Hartmarx Retirement Income Plan.

Participant Contributions:

Participants may contribute to the Plan (through regular payroll deductions) from 1% to 16% (in whole percentages) of their eligible annual earnings.  Eligible annual earnings are subject to a maximum limit established under provision of the Internal Revenue Code (“Code”) ($225,000 for 2007 and $220,000 for 2006).  The first 6% of earnings contributed are considered “matched” contributions and determine the Employer contributions as described below.  Contributions in excess of 6% of earnings are considered “voluntary” contributions and are not matched with Employer contributions.  At the election of the participant, participant contributions in excess of the first 1% of earnings may be made on a pre-tax basis under Section 401(k) of the Code (up to a statutory limit of $15,500 for 2007 and $15,000 for 2006), or on an after-tax basis; however, the first 1% of participant earnings are always made on an after-tax basis.  Under Section 414(v) of the Code, an eligible participant, who attains age 50 before the end of the Plan year and whose pre-tax contribution for the year is expected to be either 15% of his annual earnings or the annual statutory dollar limit, may make additional voluntary pre-tax contributions called “catch-up” contributions which are not matched by Employer contributions.  The statutory limit on catch-up contributions was $5,000 in 2007 and 2006.  Effective January 1, 2007, a third contribution option was added for contributions in excess of the first 1% of participant earnings, the Roth 401(k) contribution.  Roth 401(k) contributions are after-tax contributions which allow tax-free withdrawals of both the Roth 401(k) contributions and the related earnings after a participant has reached age 59½ and held the account for at least five years.  The annual 401(k) contribution limit for 2007 of $15,500 and the catch-up contribution limit for 2007 of $5,000 apply to a participant’s combined pre-tax contributions and Roth 401(k) contributions.  Under certain circumstances provided for by Internal Revenue Service regulations, participant contributions on both pre-tax and after-tax bases (including Roth 401(k) contributions) may be further limited.  Participants may change or cease contributions without withdrawing from the Plan as participants.  Participants are also allowed to make rollover contributions of vested balances from other qualified pension plans.

Employer Contributions:

Employer contributions made to the Plan are based on a formula specified in the Plan, which includes incremental Employer contributions required to match certain participant contributions to the Plan.  Employer contributions to the Plan, which may be in the form of cash or shares of Hartmarx common stock, were made in cash during the plan years ended December 31, 2007 and 2006.  The Plan requires that Employer contributions made in cash be used to buy Hartmarx common stock as described in Notes 1 and 3.

The rate for Employer matching contributions was 50% of all matched participant contributions in 2007 and 2006.  Employer matching contributions in 2007 and 2006 aggregated $1,217,106 and $1,234,203, respectively.  Employer contributions are subject to maximum limits set by the Code and incorporated in the Plan.

Vesting:

Participants are fully vested in their contributions to the Plan and related earnings at all times.  For Employer contributions and earnings thereon, participants become 20% vested after two years of service, 40% vested after three years of service, 70% vested after four years of service and 100% vested after five years of service.  Active participants also become fully vested in Employer contributions and related earnings at the earlier of (1) death; (2) reaching age 65; or, (3) upon the occurrence of certain specified events deemed to be a change in control of Hartmarx.

For participants who terminate employment with an Employer, nonvested Employer contributions and related earnings are withheld and, if the participant incurs five consecutive one year breaks in service, forfeited.  Forfeitures can be applied, at the discretion of the Plan Administrator, to reduce Employer contributions or to pay administrative costs of the Plan.  During 2007, forfeitures were applied to pay Plan administrative costs of $92,656.  During 2006, no forfeitures were applied to reduce Employer contributions or to pay Plan administrative costs.  At December 31, 2007, the Plan’s financial statements include the balances of nonvested Employer contributions and related earnings of terminated participants who had not incurred five consecutive one year breaks in service and amounts forfeited aggregated the equivalent of 33,761 shares of Hartmarx common stock with a market value of $115,126 and 8,148 units of the Vanguard Prime Money Fund with a market value of $8,148.  At December 31, 2006, the amounts forfeited aggregated the equivalent of 50,478 shares of Hartmarx common stock with a market value of $356,375 and 7,750 units of the Vanguard Prime Money Fund with a market value of $7,750.

Participant Loans:

Participants may borrow that portion of their account attributable to participant contributions and related earnings within percentage and dollar limits and at rates and terms permitted by the Code and specified in the Plan.  Loans are payable over periods of one to five years (usually through payroll deduction), with the exception that a loan to purchase a primary residence may be paid over a term as long as 15 years.  Interest is charged at a rate which exceeds the prime rate at the inception of the loan by 1%.  At December 31, 2007 and 2006, the interest on new loans was 8.25% and 9.25%, respectively.  Principal and interest payments are credited directly to the borrowing participant’s accounts according to the funds selected for current contributions.

A participant receiving a loan is charged a loan origination fee and an annual administration fee which is deducted from the participant’s account in each year the loan is outstanding.  In 2007 and 2006, loan origination and annual administration fees were $40 and $20, respectively.

Administrative Expenses:

Administrative expenses of the Plan are comprised of trustee, record keeping, auditing, legal, proxy and participant loan and redemption fees.  The Plan provides that administrative expenses may be paid from forfeitures of nonvested employer contributions and related earnings; administrative expenses not paid by the Plan are payable by Hartmarx.  Administrative fees paid by the Plan for 2007 of $96,226 include $92,656 for record keeping and proxy fees paid from available forfeitures at the election of the Plan Administrator, and $3,570 for loan and redemption fees which were charged to the accounts of participants with loans.  Administrative fees paid by the Plan for 2006 of $3,115 represent loan and redemption fees which were charged to the accounts of participants with loans.  For 2007 and 2006, Hartmarx paid Plan administrative expenses of $23,636 and $114,404, respectively.

Investment Options:

Participant contributions are invested at the participant’s direction in the investment programs described in Note 3.  Employer contributions for participants are invested in the Hartmarx Corporation Common Stock Fund.  Prior to January 1, 2007, only participants age 55 and older were able to transfer all or part of their Employer contributions and related earnings in the Hartmarx Corporation Common Stock Fund into the other investment programs.  Effective January 1, 2007, enhanced diversification rules became effective which allow all participants to transfer all or part of their Employer contributions and related earnings in the Hartmarx Corporation Common Stock Fund into the other investment programs.

Voting of Shares:

Hartmarx stock allocated to participants’ accounts in the Hartmarx Corporation Common Stock Fund is voted by the Trustee as directed by the participants.  Shares not voted by participants, including forfeitures, are voted by the Trustee in the same proportion as shares voted by participants.

Distributions and Withdrawals:

Vested account balances are generally distributed upon the participant’s retirement, termination of employment, disability or death.  Participants may also receive vested account balances while remaining employed by an Employer upon withdrawal from the Plan, but withdrawals for participants under age 59-1/2 are generally limited to vested Employer contributions and after-tax participant contributions, except that pre-tax participant contributions may also be distributed in certain circumstances.  Distributions and withdrawals are normally made in cash, except that a participant may elect to receive distributions and certain withdrawals from the Hartmarx Corporation Common Stock Fund in the form of full shares of Hartmarx common stock with cash in lieu of fractional shares.

Administrator and Fiduciary:

The Plan Administrator is the Plan Administration Committee of Hartmarx Corporation.  Vanguard Fiduciary Trust Company, a trust company and wholly owned subsidiary of The Vanguard Group Inc., is the sole Trustee of the Plan and the custodian of the Hartmarx Corporation Common Stock Fund and all other Plan funds.

Plan Termination:

Hartmarx reserves the right to terminate the Plan on any date specified provided that 30 days advance written notice of the termination is given to the Trustee and to the Employers.  There are no priorities for distribution of assets upon termination of the Plan.  If the Plan were terminated, participants would become fully vested in their account balances, including participant and Employer contributions and related earnings, and former participants who had not incurred five consecutive one year breaks in service would become fully vested in the balances of nonvested Employer contributions and related earnings.  Any remaining Plan assets shall be allocated and paid to participants in accordance with Section 403(d)(1) of ERISA.

NOTE 2 – Significant Accounting Policies:

The financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts based on informed estimates and judgments of the Plan Administrator with consideration given to materiality.  Actual results could differ from those estimates.

Investments in publicly-traded securities, including Hartmarx Corporation common stock, and mutual funds are carried at fair values based on quoted market prices.  Loans to participants represent the unpaid principal balance, which approximates fair value.

Investments in the Vanguard Retirement Savings Trust, a collective investment trust, are based upon the net asset values of the trust at contract value, including indirect investments in fully benefit-responsive investment contracts, as reported by the Plan Trustee.  In accordance with generally accepted accounting standards, fully benefit-responsive investment contracts are to be presented at fair value.  In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts.  Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2007 and 2006 approximates contract value, and any difference between fair value and contract value is immaterial.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Income from investments is recorded as earned, with dividends being accrued as of the ex-dividend date.  Purchases and sales of investments are recorded on a trade date basis.  Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation of mutual funds and Hartmarx Corporation common stock which includes realized investment gains (losses) and unrealized depreciation on those investments.

Distributions include proceeds from the liquidation of participant investments, the market value of Hartmarx common stock distributed, and unpaid loan balances of withdrawing participants.  Distributions are recorded when paid.

Recent Accounting Pronouncements:
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued Staff Position 157-2, which defers the effective date of FAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities.  The Plan Administrator is currently evaluating the impact, if any, of adopting FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities; Including an Amendment of FASB Statement No. 115.  This Statement gives entities the option to measure eligible items at fair value at specified dates.  Unrealized gains and losses on eligible items for which the fair value option has been elected should be reported in earnings.  The Statement is effective for the Plan on January 1, 2008.  The Plan Administrator is currently evaluating the impact, if any, of adopting FASB Statement No. 159 on the Plan’s net assets available for benefits and changes in the net assets available for benefits.

NOTE 3 – Investment Programs:

The following investment options are available:

Vanguard mutual funds (registered investment companies whose assets are primarily marketable securities):
- GNMA Fund, an income fund.
- Prime Money Market Fund, a money market mutual fund.
- 500 Index Fund, a growth and income fund.
- STAR Fund, a balanced fund.
- PRIMECAP Fund, a growth fund.
- International Growth Fund, a growth fund.
- Small-Cap Index Fund, an aggressive growth and income fund.
- Mid-Cap Index Fund, a growth and income fund.
- Total Bond Market Index Fund, a bond fund.
- Windsor II Fund, a growth and income fund.

Vanguard Retirement Savings Trust, a collective investment trust which invests solely in the Vanguard Retirement Savings Master Trust whose assets are primarily investment contracts.

Hartmarx Corporation Common Stock Fund, which invests primarily in Hartmarx common stock.  Employer matching contributions and participant contributions and earnings, if any, are credited to participant accounts based on shares of Hartmarx common stock at 90% of the average trading prices as reported in the New York Stock Exchange-Composite Transaction quotations on the date the shares are purchased or deemed to be purchased by the Plan; participant loan payments and transfers to the

Fund are credited to participant accounts at the closing market prices on the transaction date.  Shares acquired with participant contributions and Employer matching contributions are purchased from Hartmarx at 90% of the average trading prices credited to participant accounts for contributions.  Shares acquired in 2007 and 2006 with funds from loan payments and transfers to the Hartmarx Corporation Common Stock Fund were purchased in the open market and from Hartmarx at market prices.

The Vanguard mutual funds and Vanguard Retirement Savings Trust are operated by an affiliate of Vanguard Fiduciary Trust Company.

Participants may select more than one investment option and may change investment options as often as once a month and may transfer previously contributed balances on a daily basis within limits established by Vanguard.

Investment in each investment option is at the participant’s direction.

With the exceptions of the Vanguard Retirement Savings Trust and the Loan Fund, the market value of the investments of each Fund (Hartmarx stock or mutual funds) are published for each business day, and changes in the market value produce similar changes in the unit values of each Fund.

A summary of units and unit values for the Hartmarx Corporation Common Stock Fund and the Vanguard Retirement Savings Trust is as follows:

	December 31, 2007		December 31, 2006
	Units	Unit Value	Units	Unit Value
Hartmarx Corporation Common
Stock Fund	1,446,011	$4.49	1,645,628	$9.25
Vanguard Retirement Savings
Trust	6,278,086	$1.00	6,815,689	$1.00

NOTE 4 – Tax Status:

The Plan is intended to be a qualified employee benefit plan under Section 401(a) and 4975 (e)(7) of the Internal Revenue Code, exempt from federal income tax, with participants not being subject to tax on Employer contributions or earnings of the Trust prior to receiving benefits under the Plan.  On November 8, 2002, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan as amended and restated effective December 31, 2000.  The Plan has been subsequently amended since the effective date of the determination letter to reflect the merger of the Hartmarx Stock SIP Fund and the Hartmarx Stock ESOP Fund into the Hartmarx Corporation Common Stock Fund and to incorporate new legislatively mandated requirements.  The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Accordingly, the Plan Administrator believes a provision for federal income taxes in the accompanying financial statements is not required.

NOTE 5 – Investment Information:

The following summarizes the Plan’s investments at December 31, 2007 and 2006:

	2007
	Stock shares,
	Fund and	Fair
	Trust units	value

At quoted market value or net asset value:

Vanguard Mutual Funds:
GNMA Fund	551,493	$5,718,986	*
Prime Money Market Fund	2,465,762	2,465,762
500 Index Fund	90,574	12,241,116	*
Star Fund	430,211	8,978,508	*
PRIMECAP Fund	184,575	13,298,664	*
International Growth Fund	262,665	6,519,336	*
Small-Cap Index Fund	77,309	2,518,731
Mid-Cap Index Fund	108,714	2,250,381
Total Bond Market Index Fund	186,649	1,896,355
Windsor II Fund	91,677	2,865,815
Total Vanguard Mutual Funds		58,753,654

Hartmarx Corporation Common Stock	1,895,866	6,464,903	*
		65,218,557
At estimated fair value:

Vanguard Retirement Savings Trust	6,278,086	6,278,086	*
Loans to participants		897,511
		7,175,597

Total investments		$72,394,154

	2006
	Stock shares,
	Fund and	Fair
	Trust units	value
At quoted market value or net asset value:

Vanguard Mutual Funds:
GNMA Fund	569,646	$5,816,086	*
Prime Money Market Fund	2,177,431	2,177,431
500 Index Fund	94,670	12,362,962	*
Star Fund	445,759	9,334,184	*
PRIMECAP Fund	204,295	14,086,158	*
International Growth Fund	219,157	5,229,087	*
Small-Cap Index Fund	82,620	2,695,059
Mid-Cap Index Fund	91,972	1,819,206
Total Bond Market Index Fund	126,835	1,267,085
Windsor II Fund	79,375	2,758,291
Total Vanguard Mutual Funds		57,545,549

Hartmarx Corporation Common Stock	2,149,776	15,177,419	*
		72,722,968
At estimated fair value:

Vanguard Retirement Savings Trust	6,815,689	6,815,689	*
Loans to participants		849,809
		7,665,498

Total investments		$80,388,466

*	-	Investment’s fair value is 5% or more of net assets available for plan benefits at the respective date.

NOTE 6 – Risks and Uncertainties:

The Plan provides for various investment options in shares of Hartmarx common stock and units of investment entities which invest in combinations of stocks, bonds, fixed income securities and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.  At
December 31, 2007 and 2006, approximately 9% and 19%, respectively, of the Plan’s assets were invested in Hartmarx Corporation common stock.

NOTE 7 – Related Party Transactions and Party-In-Interest Transactions:

Related party transactions consist of loans made to participants and investments in Hartmarx Corporation Common Stock.  Plan investment options include a collective investment trust operated by Vanguard Fiduciary Trust Company, the Plan Trustee, and mutual funds operated by an affiliate of Vanguard Fiduciary Trust Company and, accordingly, these transactions are party-in-interest transactions.  Fees paid by the Plan to Vanguard Fiduciary Trust Company for record keeping and proxy fees and for participant loan administration services were $96,226 for the year ended December 31, 2007.  Fees paid by the Plan for participant loan administration services were $3,115 for the year ended December 31, 2006.  None of these related party transactions and party-in-interest transactions are prohibited transactions as defined under the Employee Retirement Income Security Act of 1974.

NOTE 8 – Contributions:

The following summarizes contributions to the Plan in 2007 and 2006:

		2007	2006

Participant	- Payroll withholdings	$4,047,338	$4,130,815
	- Rollovers from other plans	25,954	575,004
Employer		1,217,106	1,234,203

Total contributions		$5,290,398	$5,940,022

In addition to rollover contributions from participants at existing participating Employers, participant rollover contributions in 2006 included balances for several participants from a plan maintained by a business from which Hartmarx acquired certain assets, properties and operations in 2005 and the acquired business unit became a participating Employer in 2006.

NOTE 9 – Non-Participant Directed Fund Information:

Non-participant directed funds include the allocated Hartmarx Corporation Common Stock Fund balances of participants under age 55 from Employer matching contributions and related earnings and forfeited balances.  Effective January 1, 2007, participants under age 55 were allowed to transfer their Employer contributions and related earnings in the Hartmarx Corporation Common Stock Fund.  The net assets of the non-participant directed funds as of December 31, 2006, is summarized as follows:

	2006
	Trust	Harmarx
	and	Corporation
	Mutual Funds	Common Stock Fund

Net Assets:
Prime Money Market Fund	$7,750	$-
Hartmarx Corporation Common Stock Fund	-	6,673,267

Total Net Assets	$7,750	$6,673,267

The changes in the net assets of the non-participant directed funds within the Plan for the year ended December 31, 2006, is summarized as follows:

	2006
	Trust	Harmarx
	and	Corporation
	Mutual Funds	Common Stock Fund
Changes in Net Assets:
Investment income (loss)	$361	$(563,195)
Employer contributions	-	765,079
Transfers-balances for participants 55
and older no longer restricted	-	(413,561)
Distributions to participants	-	(525,958)

Net increase (decrease) in net assets	361	(737,635)

Net assets: Beginning of year	7,389	7,410,902

End of year	$7,750	$6,673,267

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS HELD AT DECEMBER 31, 2007
(Schedule H – Line 4i)

Plan Sponsor:  Hartmarx Corporation    EIN: 36-3217140    Plan No: 002

Identity of Party,
Description of		Maturity	Interest	Historical	Current
Investment		Date	Rate	Cost	Value

Line 1c(8)

*	Loans to Participants	Various	5.0% - 9.5%	$-	$897,511

Line 1c(9)

*	Vanguard Retirement Savings Trust
	(6,278,086 units)			$6,278,086	6,278,086

Line 1c(13)

*	Vanguard GNMA Fund
	(551,493 shares)			$5,672,436	5,718,986

*	Vanguard Prime Money Market Fund
	(2,465,762 shares)			2,465,762	2,465,762

*	Vanguard 500 Index Fund
	(90,574 shares)			8,967,379	12,241,116

*	Vanguard STAR Fund
	(430,211 shares)			7,840,158	8,978,508

*	Vanguard PRIMECAP Fund
	(184,575 shares)			10,164,840	13,298,664

*	Vanguard International Growth Fund
	(262,665 shares)			5,555,866	6,519,336

*	Vanguard Small-Cap Index Fund
	(77,309 shares)			1,981,883	2,518,731

*	Vanguard Mid-Cap Index Fund
	(108,714 shares)			1,884,270	2,250,381

*	Vanguard Total Bond Market Index Fund
	(186,649 shares)			1,871,660	1,896,355

(Continued)

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS HELD AT DECEMBER 31, 2007
(Schedule H – Line 4i)

Plan Sponsor:  Hartmarx Corporation    EIN: 36-3217140    Plan No: 002

Identity of Party,
Description of	Maturity	Interest	Historical	Current
Investment	Date	Rate	Cost	Value
(continued)
*	Vanguard Windsor II Fund
	(91,677 shares)	2,931,645	2,865,815

		$49,335,899	65,929,251

Line 1d(1)

*	Hartmarx Corporation
	Common Stock
	(1,895,866 shares)	$10,480,630	6,464,903

	Total Investments		$72,394,154

*	Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Hartmarx Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

HARTMARX SAVINGS INVESTMENT
AND STOCK OWNERSHIP PLAN
(Name of Plan)

Date: June 27, 2008	By:	/s/ GLENN R. MORGAN
Glenn R. Morgan
Executive Vice President, Chief
Financial Officer and Treasurer of
Hartmarx Corporation and Member of
the Hartmarx Plan Administration Committee

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No’s 2-32692, 2-44774, 2-53426, 2-64613, 2-83433, 33-6194, 33-42202, 333-03169, 333-107668, 333-127647 and 333-145886 on Form S-8 of Hartmarx Corporation, of our report dated June 25, 2008 appearing in this Annual Report on Form 11-K of the Hartmarx Savings Investment and Stock Ownership Plan for the year ended December 31, 2007.

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 25, 2008